SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CHINA JO-JO DRUGSTORES, INC.

(successor issuer pursuant to Rule 12g-3 under the Securities Exchange Act of 1934 to China Jo-Jo Drugstores, Inc., a Nevada corporation)

(Name of Issuer)

Ordinary Shares, par value $0.24 per share

(Title of Class of Securities)

G2124G120

(CUSIP Number)

Lei Liu

4th Floor, Building 5, Renxin Yaju, Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014

+86-571-88219579

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LEI LIU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,021,568 SHARES[1,2,3]
	8.	SHARED VOTING POWER 0 SHARES
	9.	SOLE DISPOSITIVE POWER 3,021,568 SHARES[1,2,3]
	10.	SHARED DISPOSITIVE POWER 0 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,568 SHARES[1,2,3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14.	TYPE OF REPORTING PERSON IN

1.	Includes 11,648 shares held by The Liu Family 2021 Trust. Mr. Lei Liu has the sole voting and dispositive power with respect to the shares held by The Liu Family 2021 Trust as its grantor and trustee.

2.	Includes 25,125 shares held by Super Marvel Limited. As a director and 56.5% owner of Super Marvel Limited, which owns the shares, Mr. Lei Liu may be deemed to have the sole voting and dispositive power with respect to all the shares held by Super Marvel Limited.

3.	Includes 2,510,000 shares purchased by Mr. Lei Liu from certain investors of the Company exercising their rights under Section 2(b) of those certain Share Purchase Agreements, dated as of June 11, 2024, entered into between the Company and the purchasers signatory thereto, and solely for the limited and express purpose of Section 2(b) thereof, Mr. Lei Liu.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2014, as amended by the Amendment No. 1 filed with the SEC on April 16, 2024 (as amended, the “Schedule 13D”), with respect to the Ordinary Shares, par value $0.24 per share (the “Ordinary Shares”) of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Issuer” or the “Company”).

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms in this Amendment No. 2 which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Purchased Shares (as defined below) are purchased with the Reporting Person’s personal funds. The aggregate purchase price of the Purchased Shares was approximately US$4,693,700.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 11, 2024, the Company entered into those certain Share Purchase Agreements (the “Purchase Agreements”), dated as of June 11, 2024, with the purchasers signatory thereto (the “Investors”), and solely for the limited and express purpose of Section 2(b) thereof, the Reporting Person, a form of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein. Under Section 2(b) of the Purchase Agreements, the Reporting Person has voluntarily agreed to purchase, in his individual capacity as a majority shareholder of the Company, from certain Investors all or part of the Ordinary Shares purchased by such Investors under the Purchase Agreements, within six month of the date of the Purchase Agreements, at a price of US$1.87 per share, upon notice of such Investors in accordance with the notices provision set forth in Section 6(b)(iv) of the Purchase Agreements. As of the date of this Amendment No. 2, 13 Investors have provided notices to the Reporting Person exercising their rights under Section 2(b) of the Purchase Agreements in respect of a total of 2,510,000 Ordinary Shares (the “Purchased Shares”). The Reporting Person acquired the Purchased Shares at a price of US$1.87 per share on or about August 30, 2024.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Amendment No. 2 is calculated based upon an aggregate of 6,654,077 Ordinary Shares issued and outstanding as of the date hereof.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as described in Item 4, the Reporting Person has not effected any transaction in the Ordinary Shares within the past sixty days.

(d) No person other than Mr. Lei Liu is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer enumerated in Item 6 of Schedule 13D.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1	Form of Purchase Agreement (Incorporated by reference to Exhibit 10.1 to the Form 6-K furnished by China Jo-Jo Drugstores, Inc. on June 11, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

/s/ Lei Liu
Lei Liu

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